EXHIBIT 2





        UNAUDITED HISTORICAL AND PRO FORMA COMBINED BALANCE SHEETS,
              STATEMENTS OF OPERATIONS AND NOTES THERETO

    The following Unaudited Historical and Pro Forma Combined balance sheets, statements of operations and the notes thereto give effect to the acquisition (the "CAT/Cygne Transaction") of the remaining 60% interest of CAT U.S., Inc. ("CAT") and the AnnTaylor Woven Division of Cygne Design, Inc. ("Division") (collectively, the "Acquired Businesses") by an indirect wholly owned subsidiary of AnnTaylor Stores Corporation (the "Company") under the "purchase" method of accounting. Cygne Designs, Inc. owns the Division and a 60% interest in CAT. These Unaudited Historical and Pro Forma Combined balance sheets, statements of operations and the notes thereto are presented for illustrative purposes only, and therefore are not necessarily indicative of the operating results and financial position that might have been achieved had the CAT/Cygne Transaction occurred as of an earlier date, nor are they necessarily indicative of operating results and financial position that may occur in the future.

    An Unaudited Historical and Pro Forma Combined Balance Sheet is provided as of May 4, 1996, giving effect to the CAT/Cygne Transaction as though it had been consummated on that date. Unaudited Historical and Pro Forma Combined Statements of Operations are provided for the quarter ended May 4, 1996, giving effect to the CAT/Cygne Transaction as though it had occurred at the beginning of such quarter.

    The historical quarter ended May 4, 1996 information has been derived from the unaudited financial statements of the Company. These financial statements include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited quarter.
The data at and for the quarter ended May 4, 1996 for the Acquired Businesses have been derived from the unaudited financial statements which, in the opinion of the management of the Acquired Businesses, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the unaudited quarter.

              ANN TAYLOR STORES CORPORATION AND ACQUIRED COMPANIES
       UNAUDITED HISTORICAL AND PRO FORMA COMBINED FINANCIAL INFORMATION
                                 BALANCE SHEETS
                                  MAY 4, 1996
                                 (IN THOUSANDS)

                                                      HISTORICAL                   PRO FORMA
                                                -----------------------    --------------------------
                                                             ACQUIRED
                                                COMPANY     BUSINESSES     ADJUSTMENTS       COMBINED
                                                --------    -----------    -----------       --------

                                               ASSETS
Current Assets
  Cash and cash equivalents..................   $  1,296      $    59       $      --        $  1,355
  Accounts receivable, net...................     72,615       27,063         (26,555)(a)      73,123
  Inventories................................     98,185       10,223           3,985 (b)     112,393
  Prepaid and other current assets...........     23,831          328          (3,438)(a)      20,721
                                                --------    -----------    -----------       --------
        Total current assets.................    195,927       37,673         (26,008)        207,592
Property and equipment, net..................    150,203        4,179              --         154,382
Other assets.................................     12,541          151          (5,750)(c)       6,942
Goodwill, net................................    311,148           --          36,960(d)      348,108
                                                --------    -----------    -----------       --------
Total assets.................................   $669,819       42,003           5,202         717,024
                                                --------    -----------    -----------       --------
                                                --------    -----------    -----------       --------

                                LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt..........   $ 36,269      $ 6,082       $      --        $ 42,351
  Accounts payable...........................     40,208       12,267         (22,008)(a)      30,467
  Accrued expenses...........................     31,452        2,018           1,000(e)       34,470
                                                --------    -----------    -----------       --------
        Total current liabilities............    107,929       20,367         (21,008)        107,288
Long-term debt...............................    142,124          546          11,300(f)      153,970
Other liabilities............................      8,864                           --           8,864
Preferred Securities.........................     83,350           --              --          83,350
Stockholders' equity
  Common stock...............................        157           --              12(g)          169
  Additional paid in capital.................    311,336           --          35,988(g)      347,324
  Retained earnings and other items..........     16,059       21,090         (21,090)(g)      16,059
                                                --------    -----------    -----------       --------
        Total stockholders' equity...........    327,552       21,090          14,910         363,552
                                                --------    -----------    -----------       --------
Total liabilities and stockholders' equity...   $669,819      $42,003       $   5,202        $717,024
                                                --------    -----------    -----------       --------
                                                --------    -----------    -----------       --------

See notes to unaudited historical and pro forma combined financial information.

              ANN TAYLOR STORES CORPORATION AND ACQUIRED COMPANIES
          UNAUDITED HISTORICAL AND PRO FORMA STATEMENTS OF OPERATIONS
                           QUARTER ENDED MAY 4, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    HISTORICAL
                                              ----------------------              PRO FORMA
                                                           ACQUIRED     -----------------------------
                                              COMPANY     BUSINESSES    ADJUSTMENTS          COMBINED
                                              --------    ----------    -----------          --------
Net sales..................................   $184,467     $  60,527    $  (60,527)(h)       $184,467
Cost of sales..............................    101,313        52,544       (56,287)(h)(i)(j)   97,570
                                              --------    ----------    -----------          --------
Gross profit...............................     83,154         7,983        (4,240)            86,897
Selling, general and administrative
expenses...................................     70,254         4,427        (4,427)(j)         70,254
Amortization of goodwill...................      2,377            --           370(k)           2,747
                                              --------    ----------    -----------          --------
Operating income...........................     10,523         3,556          (183)            13,896
Interest expense...........................      6,121           183           387(i)           6,691
Other (income) expense, net................       (131)           --           312(l)             181
                                              --------    ----------    -----------          --------
Income before income taxes.................      4,533         3,373          (882)             7,024
Income tax provision.......................      2,721         1,216           (62)(l)(m)       3,875
                                              --------    ----------    -----------          --------
Net income (loss)..........................   $  1,812     $   2,157    $     (820)          $  3,149
                                              --------    ----------    -----------          --------
                                              --------    ----------    -----------          --------
Net income (loss) per share................   $   0.08                                       $   0.13
                                              --------                                       --------
                                              --------                                       --------

See notes to unaudited historical and pro forma combined financial information.

     NOTES TO UNAUDITED HISTORICAL AND PRO FORMA COMBINED BALANCE SHEETS,
                STATEMENTS OF OPERATIONS AND NOTES THERETO

NOTE 1--BASIS OF PRESENTATION

    The Unaudited Historical and Pro Forma Combined balance sheets, statements of operations and the notes thereto are presented for illustrative purposes only, giving effect to the acquisition of the Acquired Businesses by the Company accounted for as a "Purchase", as such term is used under generally accepted accounting principles. The Acquired Businesses' information includes the acquisition by the Company of CAT and the Division.

    Certain amounts reported in the Acquired Business' historical financial information have been reclassified to conform with the Company presentations in the Unaudited Historical and Pro Forma Combined Balance Sheets and Statements of Operations.

    The Unaudited Historical and Pro Forma balance sheets, statements of operations and the notes thereto giving effect to the acquisition of the Acquired Businesses by the Company have been prepared assuming the Company elected to treat the transaction as a stock acquisition, which will provide no step up in basis for income tax purposes.

NOTE 2--ACCOUNTING PERIOD

    The pro forma periods for the quarter ended May 4, 1996 are the historical financial reporting periods of both the Company and the Acquired Businesses. The Company and the Acquired Businesses have historically reported a 13-or 14-week reporting period.

NOTE 3--PURCHASE PRICE DETERMINATION

    The purchase price of $47.3 million was computed assuming (i) the issuance of 1,800,000 shares of common stock of the Company at a price of $20.00 per share, (ii) cash consideration of $9.3 million, and (iii) the assumption of the obligation to make payment to the president of CAT of approximately $2.0 million becoming due under his existing employment agreement with CAT as a result of the CAT/Cygne Transaction. The cash portion of the purchase price (including the obligation to the president of CAT) will be provided by additional bank borrowings, assumed to be approximately $11.3 million at 8% per annum. The aggregate purchase price includes an amount payable to an executive of CAT pursuant to his employment contract, which requires a payment to him based on the value of the shares of CAT being transferred.

NOTE 4--PRO FORMA ADJUSTMENTS

    The following items were recorded as adjustments to effect the combination of the Company and the Acquired Businesses.

     4(a)   Adjustments recorded to reflect (i) the elimination of amounts due to/from the
            Company and the Acquired Businesses, and (ii) the elimination of advances made to the Division.
     4(b)   Adjustments to reduce the inventories of CAT and the Division to the current fair value, and the elimination of advances made to the Division.
     4(c)   The elimination of the investment account on the Company's books for the 40%
            interest in CAT.
     4(d)   Adjustment recorded to reflect the creation of goodwill representing the excess of purchase price over net assets acquired which results in a $36.9 million adjustment, based on management's estimate and without the performance of any due diligence procedures. Accordingly, such estimate of goodwill is preliminary and subject to change. At this time, the Company has not attributed any value to intangible assets other than goodwill.

    NOTES TO UNAUDITED HISTORICAL AND PRO FORMA COMBINED BALANCE SHEETS,
          STATEMENTS OF OPERATIONS AND NOTES THERETO--(CONTINUED)

NOTE 4--PRO FORMA ADJUSTMENTS--(CONTINUED)

     4(e)   Adjustment to record a liability for an estimate of fees related to the CAT/Cygne
            Transaction.

     4(f)   Adjustments to reflect a portion of the purchase price expected to be financed through additional bank borrowings.
     4(g)   Common stock, additional paid-in capital and retained earnings have been adjusted to eliminate the equity balances of the Acquired Businesses and reflect the common stock and additional paid-in capital for the issuance of 1,800,000 shares of common stock of the Company at an assumed price of $20.00 per share.
     4(h)   To eliminate sales previously recorded by the Acquired Businesses against the cost of sales previously recorded by the Company. Cost of sales is reduced by the reclassification of certain expenses discussed in Notes 4(i) and 4(j).
     4(i)   To reclassify interest expense from cost of sales as reported in the Acquired
            Businesses' historical financial information to interest expense, to conform with the Company's presentations.
     4(j)   Historically, the Acquired Businesses have classified certain expenses as selling, general and administrative expenses. An adjustment has been recorded to reclassify certain expenses, such as costs of design and procurement, to cost of sales.
     4(k)   Adjusted to reflect the charge relating to the amortization of goodwill, which represents the excess of purchase price over net assets acquired. Such goodwill will be amortized over a 25 year life.
     4(l)   The elimination of the equity in earnings of 40% of the net income of CAT by the
            Company and the related income tax expense.
     4(m)   The income tax provision represents the assumed effective tax rate for the
            Acquired Businesses assuming (i) approximately 50% of the Acquired Businesses'
            income is foreign source and not subject to U.S. taxation until repatriation and
            (ii) amortized goodwill is not deductible.

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